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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

PIPELINE DATA INC.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
724059-10-0
(CUSIP Number)
Leslie J. Croland, Esq.
Edwards Angell Palmer & Dodge LLP
350 East Las Olas Blvd., Suite 1150
Ft. Lauderdale, Florida 33301
(954) 727-2600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 3, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	724059-10-0

1	NAMES OF REPORTING PERSONS: Gregory Danzig

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		4,699,029

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,699,029

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,699,029

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.76%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	724059-10-0

1	NAMES OF REPORTING PERSONS: Kauai Investment Holdings, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Florida

	7	SOLE VOTING POWER:

NUMBER OF		4,699,029

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,699,029

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,699,029

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.76%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP NO. 724059-10-0
This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the “Schedule”) filed jointly on December 30, 2005 by Gregory Danzig and Kauai Investment Holdings, LLC (“Kauai”), Amendment No. 1 to the Schedule filed jointly on October 31, 2006 and Amendment No. 2 to the Schedule filed on December 7, 2006.
Item 4. Purpose of Transaction.
     The information set forth in Item 4 is hereby amended by adding the following:
     On July 3, 2007, the fourth amendment (the “Amendment”) to the Agreement and Plan of Merger (the “Merger Agreement”) among Pipeline Data Inc. (“Pipeline”), Charge.com Acquisition, Inc., Charge.com, Inc., David Danzig and Gregory Danzig was entered into by Pipeline, Charge.com Acquisition, Inc., David Danzig and Gregory Danzig, on behalf of himself and Kauai. Pursuant to the Amendment, Gregory Danzig, Kauai and David Danzig have been provided with additional time to determine whether to exercise their rights under the Merger Agreement to sell their shares of Pipeline common stock back to Pipeline. Under the Amendment, if the Danzigs and Kauai want Pipeline to purchase all of such shares, they must notify Pipeline of such decision on or between December 17, 2007 and 5:00 p.m. (Eastern Standard Time) on December 28, 2007 (the “Put Right”). If Pipeline does not enter into an escrow agreement with the Danzig and Kauai by August 15, 2007, the Put Right notice must be given between October 16, 2007 and 5:00 p.m. (Eastern Standard Time) on October 26, 2007.
      If Gregory Danzig, Kauai and/or David Danzig (the “Selling Shareholders”) chooses to have Pipeline repurchase the shares of Pipeline common stock issued to him or it under the Merger Agreement at the per share purchase price of $1.37785 per share (“Per Share Purchase Price”), then Pipeline is obligated to do so by no later than January 4, 2008 by paying the Selling Shareholders the Per Share Purchase Price, plus interest accruing at the rate of 12% per annum from September 28, 2007 (assessed on a pro rata basis to the date of payment), for each share of Pipeline common stock to be so repurchased. Any such payment of the Per Share Purchase Price made after October 30, 2007 will incur interest at the rate of 18% per annum from October 31, 2007 based on the aggregate unpaid amount until paid for in full in cash, as assessed on a pro rata daily basis on the date of payment. Interest will be assessed on the shares of Pipeline common stock actually sold by the Selling Shareholders to Pipeline.
     Until December 26, 2007, Pipeline also has the right to purchase the Pipeline common stock owned by the Selling Shareholders at the Per Share Purchase Price plus interest accruing at the rate of 12% per annum accruing as of September 28, 2007, which interest rate increases to 18% per annum on Ocotber 31, 2007 if Pipeline does not complete the purchase of such shares by October 31, 2007. However, if Pipeline fails to enter into an escrow agreement with the Selling Shareholders by August 15, 2007, Pipeline’s deadline for exercising its call right shall accelerate from December 26, 2007 to no later than October 30, 2007, and the deadline by which Pipeline must purchase the Selling Shareholders’ common stock pursuant to the Put Right is accelerated to November 1, 2007.
     The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment attached hereto as Exhibit E and incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits.

Exhibit A	Agreement to Jointly File Schedule 13D. (1)

Exhibit B	Lock Up Agreement dated December 19, 2005 between the Issuer, David Danzig and Gregory Danzig. (1)

Exhibit C	Second Amendment to Agreement and Plan of Merger dated October 26, 2006 among Pipeline Data Inc., David Danzig and Gregory Danzig. (2)

CUSIP NO. 724059-10-0

Exhibit D	Third Amendment to Agreement and Plan of Merger dated December 5, 2006 among Pipeline Data Inc., Charge.com Acquisition, Inc., Gregory Danzig and David Danzig. (3)

Exhibit E	Fourth Amendment to Agreement and Plan of Merger dated July 3, 2007 among Pipeline Data Inc., Charge.com Acquisition, Inc., Gregory Danzig and David Danzig.

(1)	Previously filed with the initial Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC.

(2)	Previously filed with Amendment No. 1 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC.

(3)	Previously filed with Amendment No. 2 to the Schedule 13D of Gregory Danzig and Kauai Investment Holdings, LLC.

CUSIP NO. 724059-10-0
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 5, 2007

/s/ Gregory Danzig
Gregory Danzig

Kauai Investment Holdings, LLC
By:	/s/ Gregory Danzig
Gregory Danzig, Sole Manager

CUSIP NO. 724059-10-0
EXHIBIT E
FOURTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER
     This Fourth Amendment dated as of July 3, 2007 (this “Amendment”) to that certain Agreement and Plan of Merger dated as of July 15, 2005 (as amended to date, the “Agreement”) by and among the parties named below (the “Parties”) and Charge.Com, Inc., a Florida corporation (the “Company”), is entered into by and among Pipeline Data Inc., a Delaware corporation (“PPDA”), Charge.com Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of PPDA (the “Purchaser”), and Gregory Danzig and David Danzig (the “Shareholders”). Capitalized terms not defined herein shall have the meaning ascribed to them in the Agreement.
     WHEREAS, PPDA did not list the PPDA Common Stock on the Nasdaq Small Cap Market or AMEX by September 30, 2006 as required by the Agreement (including the Third Amendment to the Agreement dated as of December 5, 2006); and
     WHEREAS, the Parties believe that it is in their mutual best interests to amend the Agreement on the terms and conditions set forth herein; and
     WHEREAS, the Parties have agreed that the Agreement as amended is in full force and effect.
     NOW, THEREFORE, in consideration of the mutual premises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of all of which are hereby acknowledged the parties hereto agree to amend the Agreement as follows:
          I. The Parties agree and acknowledge that Section 5.10 of the Agreement be amended and restated in its entirety as follows:
               5.10 Listing
     PPDA shall have received an unqualified written approval from Nasdaq or AMEX, as applicable, for the listing of PPDA Common Stock on the Nasdaq Small Cap Market or AMEX. Thereafter, PPDA shall use its best efforts to have the PPDA Common Stock be so listed on the earliest practicable date after receipt of such written notice of approval. Within the later of 90 days after the Closing or September 30, 2006, PPDA shall certify to the Shareholders as to whether PPDA Common Stock has been listed on the Nasdaq Small Cap Market or AMEX. Failure to provide such certification by the later of the 90th day after Closing or September 30, 2006 shall be deemed a certification that PPDA Common Stock has not been so listed. Should PPDA Common Stock not be so listed within the later of 90 days after the Closing Date or September 30, 2006, each Shareholder (acting alone) shall decide whether he or it wants PPDA to repurchase all the shares of PPDA Common Stock issued to him or it under this Agreement for $1.37785 per share (“Per Share Purchase Price”) or to continue to hold such shares as quoted on the OTCBB and will inform PPDA on or between December 17, 2007 and 5:00 PM (Eastern Standard Time) December 28, 2007. Should a

1

Shareholder choose to have PPDA repurchase the shares of PPDA Common Stock issued to him or it under this Agreement at the Per Share Purchase Price (the “Put Right”), subject to interest assessment as set forth below, then PPDA shall do so by no later than January 4, 2008. If a Shareholder exercises the Put Right in accordance with the terms of this Amendment, PPDA must purchase the PPDA Common Stock issued under the Agreement to such Shareholder and pay such Shareholder in cash by wire transfer by no later than January 4, 2008 the Per Share Purchase Price, plus interest on the Per Share Purchase Price at the annual rate of 12% accruing from September 28, 2007 (assessed on a pro rata daily basis to the date of payment), for each share of PPDA Common Stock to be so repurchased. Any such payment of the Per Share Purchase Price, plus interest, not made prior to October 31, 2007 will then incur additional interest at the rate of 18% per annum accruing from October 31, 2007 based on the aggregate unpaid amount until paid for in full (in cash by wire transfer), as assessed on a pro rata daily basis on the date of payment. Interest will be assessed on the shares of PPDA Common Stock actually sold by the Shareholders to PPDA.
     The Parties agree that PPDA shall have a call right (“Call Right”) until no later than December 26, 2007 to purchase some or all of the Shareholders’ PPDA common stock that is not sold by the Shareholders prior to receipt of written notice of exercise of the Call Right at the Per Share Purchase Price, plus interest on the Per Share Purchase Price at the annual rate of 12% accruing from September 28, 2007 (assessed on a pro rata daily basis to the date of payment). Any such payment of the Per Share Purchase Price, plus interest, not made prior to October 31, 2007 will then incur additional interest at the rate of 18% per annum accruing from October 31, 2007 based on the aggregate unpaid amount until paid for in full (in cash by wire transfer), as assessed on a pro rata daily basis on the date of payment. Interest will be assessed on the shares of PPDA Common Stock actually sold by the Shareholders to PPDA. In the event PPDA exercises its Call Right, the Parties shall close the purchase of shares of PPDA Common Stock subject to the Call Right within ten (10) business days after the Shareholders’ receipt of the call notice. At such closing, PPDA shall pay the full purchase price for the shares of PPDA Common Stock purchased and the Shareholders shall deliver to PPDA the PPDA Common Stock so purchased. If PPDA fails to pay the Shareholders the aggregate Per Share Purchase Price within ten (10) days after the Shareholders have received notice of PPDA’s exercise of its Call Right hereunder, PPDA will be in breach of its obligations under this Agreement. If PPDA fails to pay the Shareholders in full for the shares referred to in PPDA’s call notice within (10) business days after the Shareholders’ receipt of the call notice, the Shareholders shall have the right, but not the obligation, to sell such shares to third parties.

          II. The Parties agree that Section 6.11 of the Agreement be amended and restated in its entirety as follows:
               6.11 Listing of PPDA Common Stock
     PPDA shall have received an unqualified written approval from Nasdaq or AMEX, as applicable, for the listing of PPDA Common Stock on the Nasdaq Small Cap Market or AMEX. Thereafter, PPDA shall use its best efforts to have the PPDA Common Stock be so listed on the earliest practicable date after receipt of such written notice of approval. Within the later of 90 days after the Closing or September 30, 2006, PPDA shall certify to the Shareholders as to whether PPDA Common Stock has been listed on the Nasdaq Small Cap Market or AMEX. Failure to provide such certification by the later of the 90th day after Closing or September 30, 2006 shall be deemed a certification that PPDA Common Stock has not been so listed. Should PPDA Common Stock not be so listed within the later of 90 days after the Closing Date or September 30, 2006, each Shareholder (acting alone) shall decide whether he or it wants PPDA to repurchase all the shares of PPDA Common Stock issued to him or it under this Agreement for the Per Share Purchase Price or to continue to hold such shares as quoted on the OTCBB and will inform PPDA on or betweenDecember 17, 2007 and 5:00 PM (Eastern Standard Time) December 28, 2007. Should a Shareholder choose to exercise the Put Right, then PPDA shall repurchase the PPDA Common Stock subject to the Put Right by no later than January 4, 2008. If a Shareholder exercises the Put Right in accordance with the terms of this Amendment, PPDA must purchase the PPDA Common Stock issued under the Agreement to the Shareholder and pay such Shareholder in cash by wire transfer by no later than January 4, 2008 the Per Share Purchase Price, plus interest at the annual rate of 12% accruing from September 28, 2007 (assessed on a pro rata daily basis to the date of payment), for each share of PPDA Common Stock to be so repurchased. Any such payment of the Per Share Purchase Price, plus interest, not made prior to October 31, 2007 will then incur additional interest at the rate of 18% per annum accruing from October 31, 2007 based on the aggregate unpaid amount until paid for in full (in cash by wire transfer), as assessed on a pro rata daily basis on the date of payment. Interest will be assessed on the shares of PPDA Common Stock actually sold by the Shareholders to PPDA.
     The Parties agree that PPDA shall have a Call Right until no later than December 26, 2007 to purchase some or all of the Shareholders’ PPDA common stock that is not sold by the Shareholders prior to receipt of written notice of the exercise of the Call Right, at the Per Share Purchase Price, plus interest at the annual rate of 12% accruing from September 28, 2007 (assessed on a pro rata daily basis to the date of payment). Any such payment of the Per Share Purchase Price, plus interest, not made prior to October 31, 2007 will then incur additional interest at the rate of 18% per annum accruing from October 31, 2007 based on the aggregate unpaid amount until paid for in full (in cash by wire transfer), as assessed on a pro rata daily basis on the date of payment. Interest will be assessed on the shares of PPDA Common Stock actually sold by the Shareholders to PPDA. In the event PPDA exercises its Call Right, the Parties shall close the purchase of the shares of PPDA Common Stock subject to the Call Right within ten (10) business days after the Shareholders receipt of the call notice. At such closing, PPDA shall pay the full purchase price for the shares of PPDA Common Stock purchased and the Shareholders shall deliver to PPDA the PPDA Common Stock so purchased. If PPDA fails to pay the Shareholders the aggregate Per Share Purchase Price within ten (10) days after the Shareholders have received notice of PPDA’s exercise of its Call Right hereunder, PPDA will be in breach of its obligations under this Agreement. If PPDA fails to pay the Shareholders in full for the shares referred to in PPDA’s call notice within (10) business days after the Shareholders’ receipt of the call notice, the Shareholders shall have the right, but not the obligation, to sell such shares to third parties.
          III. In the event any Shareholder exercises the Put Right or PPDA exercises its Call Right in accordance herewith and PPDA does not fully comply with any of its repurchase obligations under the Put Right or Call Right such Shareholder shall have no duty to mitigate damages (including, without limitation, by selling any PPDA Common Stock owned by such Shareholder to an unaffiliated third party or through public sale to any affiliated or unaffiliated party).
          IV. Subject to applicable federal securities laws (including, without limitation, Rule 144 under the 1933 Act), each Shareholder will be permitted, in such Shareholder’s sole discretion, to sell any and all shares of PPDA Common Stock owned by such Shareholder from and after December 19, 2006. Any such shares of PPDA Common Stock sold by a Shareholder to an unaffiliated third party or parties or through public sale to any affiliated or unaffiliated party or parties, other than sales to PPDA pursuant to the Put Right or Call Right hereunder, shall no longer be subject to the Put Right or Call Right under this Agreement but shall not otherwise invalidate the Put Right or Call Right with respect to other shares of PPDA Common Stock issued to such Shareholder under the Agreement. For the avoidance of doubt and without limiting the foregoing, if the Put Right is exercised by a Shareholder, (x) such Shareholder shall have the right (but not the obligation) to sell any shares of PPDA Common Stock subject to the Put Right at any time prior to the time that the Per Share Purchase Price for such shares is paid by PPDA, (y) any shares of PPDA Common Stock sold by such Shareholder pursuant to clause (x) shall no longer be subject to the Put Right and (z) clause (x) shall in no way extend the deadline for PPDA payment of the Per Share Purchase Price for shares of PPDA Common Stock still subject to the Put Right (which for the avoidance of doubt shall be no later than January 4, 2008 as provided in paragraphs I and II above); additionally, for the avoidance of doubt and without limiting the foregoing, before the time the Call Right is exercised by PPDA, (u) the Shareholders shall have the right (but not the obligation) to sell any shares of PPDA Common Stock subject to the Call Right at any time prior to the time that the Shareholders receive the call notice, (v) any shares of PPDA Common Stock sold by such Shareholder pursuant to clause (u) shall no longer be subject to the Call Right and (w) clause (u) shall in no way extend the deadline for PPDA payment of the Per Share Purchase Price, plus interest, for shares of PPDA Common Stock still subject to the Call Right (which for the avoidance of doubt shall be no later than within ten (10) business days after the Shareholders’ receipt of the call notice as provided in paragraphs I and II above) .
          V. If any Shareholder sells any shares of PPDA Common Stock which would otherwise be subject to the Put Right (other than sales to PPDA pursuant to the Put Right), then (a) in the case such shares are sold at a price greater than the Per Share Purchase Price, PPDA shall not be able to offset any gain by such Shareholder against the Per Share Purchase Price owed by PPDA to such Shareholder for other shares of PPDA Common Stock still subject to the Put Right upon exercise of the Put Right and (b) in the case such shares are sold at a price less than the Per Share Purchase Price, such Shareholder shall have no claim against PPDA for PPDA to pay the difference between such sale price and the Per Share Purchase Price.
          VI. Immediately upon registration of all shares of PPDA Common Stock issued in connection with the June 29, 2006 $37 million financing by the CAMOFI investor group (the “$37mm financing”), PPDA will use its best efforts to register the PPDA Common Stock issued to each Shareholder under the Agreement on an applicable registration statement for resale to the public. The terms of the Registration Rights Agreement entered into between PPDA and the Shareholders at Closing shall govern the terms of the registration (other than the fact that PPDA will use its best efforts to register the shares of PPDA Common Stock rather than the registration being a piggy-back registration). PPDA’s obligations under this clause shall terminate (a) with respect to a Shareholder upon PPDA’s payment in full of the applicable purchase price (including interest) to such Shareholder after exercise of the Put Right by such Shareholder or the exercise of the call right by PPDA or (b) with respect to any particular shares of PPDA Common Stock issued to a Shareholder under the Agreement if such shares are sold by a Shareholder to an unaffiliated third party or parties or through public sale to any affiliated or unaffiliated party or parties.
          VII. PPDA shall pay all of the Shareholders’ legal fees and expenses incurred as a result of PPDA Common Stock not being listed on Nasdaq or AMEX by September 30, 2006, up to an additional amount equal to $10,000. PPDA shall make payment within five (5) business days after delivery of the invoice for the legal fees and expenses incurred.
          VIII. The Parties agree to the removal of Section 2(a)(iii) from that certain Domain Name Transfer Documentation Escrow Agreement as contemplated by and among PPDA, the Shareholders, the Purchaser and Iron Mountain Intellectual Property Management (the “Escrow Agreement”). The Parties shall execute the Escrow Agreement promptly upon such date as the Escrow Agreement is amended to remove Section 2(a)(iii) therefrom and distributed to the Parties for signature. Notwithstanding anything to the contrary, should PPDA, for any reason, fail to sign the Escrow Agreement, as so amended, by August 15, 2007, the deadline for PPDA’s Call Right shall be accelerated from December 26, 2007 to no later than October 30, 2007 and the deadline for the Shareholders’ Put Right notice shall be accelerated from between December 17, 2007 and 5:00 PM (Eastern Standard Time) December 28, 2007 to between October 16, 2007 and 5:00 PM (Eastern Daylight Time) October 26, 2007 and the deadline by which PPDA must purchase, pursuant to the Put Right, the PPDA Common Stock issued under the Agreement to such Shareholder and pay such Shareholder in cash by wire transfer shall be accelerated from January 4th, 2008 to November 1st, 2007. Notwithstanding anything to the contrary, any cash paid to the Shareholders by PPDA in satisfaction of the Price Protection shall reduce the amount owed by PPDA to the Shareholders pursuant to the Put Right by the amount paid in cash to the Shareholders.

     IX. All other terms and provisions of the Agreement shall remain in full force and effect. The Agreement (including this Amendment) contains the final agreement among the Parties with respect to the subject matter hereof and supersedes any or all other agreements (written or oral) regarding the same subject matter.
     X. This Amendment may be executed and delivered (including by facsimile, electronic or e-mail transmission which shall have the same effect as original signature pages) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
     IN WITNESS WHEREOF, the parties hereto have entered into and signed this Amendment as of the date and year first above written.

PIPELINE DATA INC.
By:	/s/ MacAllister Smith
	Name:	MacAllister Smith
	Title:	CEO, President

CHARGE.COM ACQUISITION, INC.
By:	/s/ MacAllister Smith
	Name:	MacAllister Smith
	Title:	CEO, President

SHAREHOLDERS
/s/ Gregory Danzig
Gregory Danzig, individually and as The duly authorized representative of Kauai Investment Holdings, LLC

/s/ David Danzig
David Danzig